UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

GRIPEVINE INC.
(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

39861P 100

(CUSIP Number)

RICHARD HUE

1282A Cornwall Road

Oakville, Ontario

Canada L6J 7W5

(855) 474.7384; Ext: 28

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 39861P 10 0	Page 2 of 6

1	NAMES OF REPORTING PERSONS: Richard Hue I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 258,500,000 Shares
	8	SHARED VOTING POWER: 1,527,617
	9	SOLE DISPOSITIVE POWER: 158,500,000 Shares
	10	SHARED DISPOSITIVE POWER: 1,527,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 160,027,617
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IND

CUSIP Number 39861P 10 0	Page 3 of 6

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Richard Hue is referred to herein as the “Reporting Person”.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”) of Gripevine Inc. (formerly Baixo Relocation Services, Inc.), a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1282A Cornwall Road, Oakville, Ontario, Canada L6J 7W5.

Item 2. Identity and Background

(a) Name:

This statement is filed by Richard Hue.

(b) Residence or business address:

The business address of the Reporting Person is 1282A Cornwall Road, Oakville, Ontario, Canada L6J 7W5.

(c) Present principal occupation and employment

Businessman.

(d) Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Canada.

Item 3. Source and Amount of Funds or Other Consideration

Dated May 31, 2016 and effective October 3, 2016, Rosy Rodrigues (“Rodrigues”), at the time the majority shareholder, sole executive officer and member of the Board of Directors of the Issuer, entered into those certain stock purchase agreements (collectively, the “Stock Purchase Agreements”) with certain individuals and/or entities (collectively, the “Investors”). In accordance with the terms and provisions of the Stock Purchase Agreements, Rodrigues sold and transferred at a per share price of $0.037 the control block of the Issuer consisting of 5,000,000 shares of restricted common stock and representing approximately 62.5% of the total issued and outstanding shares of common stock. Of these shares, the Reporting Person acquired 3,700,000 shares of restricted common stock.

The Issuer implemented a forward split of its common stock on a 15-for-1 basis on December 9, 2016, resulting in 55,500,000 Shares being owned by the Reporting Person on a post-split basis.

CUSIP Number 39861P 10 0	Page 4 of 6

Effective February 28, 2017, the Issuer entered into a share exchange agreement (the “Share Exchange Agreement”) with MBE Holdings Inc., a private corporation organized under the laws of Delaware (“MBE”) and the shareholders of MBE (the “MBE Shareholders”). In accordance with the terms and provisions of the Share Exchange Agreement, an aggregate of 5,248,626 post-Stock Split shares of common stock were issued to the MBE Shareholders in exchange for all of the issued and outstanding shares of MBE. The Reporting Person and his spouse, being MBE Shareholders, received 1,000,000 shares and 764,617 shares, respectively, in the Share Exchange transaction.

On April 20, 2017, the Reporting Person was issued 1,000,000 shares of Series A Preferred Stock, based upon recognition of the outstanding services, leadership and innovative business operational strategies provided by him and his continuous dedication and loyalty to the Issuer, including undertaking of the development of the technology from inception. The shares of Series A Preferred Stock carry certain rights and preferences, including voting rights consisting of 200 votes for each one share of Series A Preferred Stock. The shares of Series A Preferred Stock are convertible into shares of common stock on a 1-for-100 basis, i.e. 1 share of Series A Preferred Stock for 100 shares of common stock.

On August 16, 2017, the Reporting Person and his spouse were granted 2,000,000 and 513,000 options, respectively, to purchase Shares at $0.20 per share under the Issuer’s Stock Option Plan. One-half of the options were immediately exercisable and the remaining half will vest on August 16, 2018. All of the options expire August 15, 2022.

On January 5, 2018, the Reporting Person’s spouse was granted 250,000 Shares for her consulting services.

Item 4. Purpose of Transaction

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

CUSIP Number 39861P 10 0	Page 5 of 6

Item 5. Interest in Securities of the Issuer

(a)

As July 11, 2018, the Reporting Person is the record owner of 56,500,000 Shares and 1,000,000 shares of Series A Preferred Stock of the Issuer. As of July 11, 2018, the Reporting Person’s spouse is the record owner of 1,014,617 Shares of the Issuer. As of July 11, 2018, the Reporting Person and his spouse held options to acquire 2,000,000 Shares and 513,000 Shares, respectively, of the Issuer. As of July 11, 2018, the Reporting Person had a beneficial interest in 160,027,617 Shares of the Issuer (67.6%).

(b)

As of July 11, 2018, the Reporting Person has the sole power to vote of 258,500,000 shares and dispose of 158,500,000 Shares (67.1%) and the shared power to vote and dispose of 1,527,617 Shares (1.1%) owned by his spouse.

(c)

The Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof, except as described in Item 3 above.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	The Reporting Person continues to be the beneficial owner of more than five percent of the Issuer’s outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP Number 39861P 10 0	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2018	By:	/s/ Richard Hue
Richard Hue